Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
Tel: 215.963.5000
Fax: 215.963.5001 www.morganlewis.com

John J. O’Brien

Partner

215.963.4969

jobrien@morganlewis.com

January 12, 2016

FILED AS EDGAR CORRESPONDENCE

Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:	Consulting Group Capital Market Funds N-14 Filing on December 9, 2015 (File No. 333-208432)

Dear Mr. Williamson:

On behalf of our client, Consulting Group Capital Markets Funds (the “Trust”), this letter responds to the comments you provided via telephone on January 8, 2016, regarding the draft Correspondence filing and draft filing pursuant to Rule 497 under the Securities Act of 1933, as amended (the “1933 Act”) regarding the combination of Large Capitalization Value Equity Investments (an “Acquired Fund”) with Large Capitalization Growth Investments (an “Acquiring Fund”) and the combination of Small Capitalization Value Equity Investments (an “Acquired Fund”) with Small Capitalization Growth Investments (an “Acquiring Fund”). Below, we have briefly summarized your comments and questions, followed by our responses.

1.	Comment. Clarify whether the Funds’ investment objectives are fundamental policies under Section 8(b) of the Investment Company Act of 1940, as amended (the “1940 Act”). If so, please explain why Rule 17a-8(a)(3)(i) does not prevent the Funds from relying on Rule 17a-8 to effect the combination.

Response. As stated in the Funds’ Statement of Additional Information, the Funds’ investment objectives are fundamental policies. Rule 17a-8(a)(3)(i) permits a mutual fund combination to occur without a shareholder vote even if there are differences in the funds’ fundamental policies, as long as those differences are not material. We believe that the differences between the Large Capitalization Value Equity Investments’ (an Acquired Fund) and the Large Capitalization Growth Investments’ (an Acquiring Fund) investment objectives are not

Mr. Williamson

January 12, 2016

material and that the differences between the Small Capitalization Value Equity Investments’ (an Acquired Fund) and the Small Capitalization Growth Investments’ (an Acquiring Fund) investment objectives are not material.

The Large Capitalization Value Equity Investments’ investment objective is “total return, consisting of capital appreciation and dividend income.” The Large Capitalization Growth Investments’ investment objective is, more simply, “capital appreciation.” The Small Capitalization Value Equity Investments’ investment objective is “above-average capital appreciation.” The Small Capitalization Growth Investments’ investment objective is, more simply, “capital appreciation.” That the differences between the Small Capitalization Value Equity Investments’ and the Small Capitalization Growth Investments’ investment objectives are not materially different should be readily apparent based on the plain language of the investment objectives.

Each Acquired Fund’s historical investment portfolio could have been accomplished had the Acquired Fund been subject to the corresponding Acquiring Fund’s investment objective, and vice-versa. Further, each Acquiring Fund’s expected investment portfolio after the combination would have satisfied the corresponding Acquired Fund’s investment objective. Because the differences in the Funds’ investment objectives would not have required any differences in the management of the Funds’ investment portfolios over time, the differences between the investment objectives should not be considered material.

In addition, it is worth nothing that the phrase “total return” in the Large Capitalization Value Equity Investments’ investment objective functions as a descriptor of the Fund’s core investment objective, which is capital appreciation and dividend income. That is, the Large Capitalization Value Equity Investments’ investment objective is, effectively, “capital appreciation and dividend income,” whereas the Large Capitalization Growth Investments’ investment objective is “capital appreciation.” In addition, the word “and” in the phrase “capital appreciation and dividend income” does not function to require both elements at all times. That is, the Fund’s portfolio will not always consist of a dividend income component and a capital appreciation component at all times, but rather over time will have elements of each. The Acquiring Fund’s investment portfolio is similarly expected to have elements of both capital appreciation and dividend income. For example, the trailing 12-month yield of Large Capitalization Value Equity Investments was 1.96% and the estimated yield of the Acquiring Fund (combined portfolio) is slightly higher at 2.11%. This demonstrates that although the Acquiring Fund has not specifically had an income focus, it has had a better yield than the Acquired Fund during certain time periods.

2.	Comment. Regarding your draft response to Comment 19, please explain how these gains will come about.

Response. The gains discussed in our prior Correspondence were the result of an asset reallocation whereby assets managed by one sub-adviser to the Large Capitalization Value Equity Investments will be transitioned to a new sub-adviser, thereby realizing capital gains. It was previously estimated that this transition would result in the realization of approximately $35 million in gains, but with current market volatility, that amount could be lower.

3.	Comment. Please clarify the fourth Question & Answer on page i of the Prospectus regarding costs of printing and mailing to be consistent with the responses provided in the draft Correspondence.

Mr. Williamson

January 12, 2016

Response. In response to your comment, we have revised the disclosure to clarify that each Fund will pay its pro rata portion of any printing and mailing expenses.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien

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